Exhibit 12.1

QUANTUM CORPORATION

EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS
OF EARNINGS TO FIXED CHARGES

(in thousands)	For the year ended March 31,

	2005	2004	2003	2002	2001

Income (loss) from continuing operations before income taxes	$(12,135)	$(30,957)	$(137,173)	$(58,612)	$309,675
Add fixed charges	16,907	23,709	30,486	29,009	22,725

Earnings (as defined)	$4,772	$(7,248)	$(106,687)	$(29,603)	$333,514

Fixed charges
Interest expense	$11,212	$17,617	$24,419	$22,976	$17,658
Amortization of debt issuance costs	(i)	(i)	(i)	(i)	(i)
Estimated interest component of rent expenses	5,695	6,092	6,067	6,033	5,067

Total fixed charges	$16,907	$23,709	$30,486	$29,009	$22,725

Ratio of earnings to fixed charges	Note (ii)	Note (ii)	Note (ii)	Note (ii)	14.6

         (i)  In all years presented, the amortization of debt issuance costs is included in interest expense.

         (ii)  Earnings, as defined, were insufficient to cover fixed charges by $12.1 million, $31.0 million, $137.2 million and $58.6 million for fiscal years 2005, 2004, 2003 and 2002, respectively.